Exhibit 99.1

Borr Drilling Announces First Settlement of the Offering of Common Shares

Hamilton, Bermuda, July 7, 2025. Borr Drilling Limited (the “Company”) (NYSE) announced today the first settlement of its previously announced public offering of 50 million common shares at a price of $2.05 per share for total gross proceeds of $102.5 million.

The first settlement was completed for 30 million common shares. The second settlement for the remainder of the shares offered is expected on August 7, 2025, subject to the condition that shareholders of the Company approve an increase in the Company’s authorized share capital by 50 million common shares at a special general meeting to be held on August 6, 2025 (“SGM Condition”).

The Company plans to use the proceeds from the offering for general corporate purposes, which may include debt service, capital expenditures and funding of working capital.

DNB Carnegie, Clarksons Securities, Citigroup and Goldman Sachs & Co. LLC are joint bookrunners for the offering.

Following the first settlement of this offering, the Company’s outstanding share capital increased by $3 million to $26,622,486.6 divided into 266,224,866 shares, each with a nominal value of $0.10 per share.

The offering was made pursuant to an effective automatic shelf registration statement, previously filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025. The offering of the common shares was made only by means of a prospectus and a related prospectus supplement. A final prospectus supplement relating to the offering was filed with the SEC on July 7, 2025. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the condition to second settlement of the offering, the intended use of proceeds and other non-historical statements.  The forward-looking statements included in this press release are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements, including market conditions, the ability to complete the second settlement of offering, risks related to the satisfaction of the SGM Condition and other risks described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with an submissions to the SEC. As such, readers should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +47 22483000